Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2010	2009	2008	2007	2006

Fixed charges
Interest on deposits	$228,633	$640,549	$951,588	$1,627,315	$1,372,197
Interest on borrowings	1,157,217	1,139,533	1,089,135	1,185,698	1,156,695
Preference Security Dividends	—	—	—	—	—
Accretion of debt premium and issuance expense	36,939	29,873	10,389	11,442	11,768
Portion of rent expense representative of interest	46,114	43,155	43,356	43,140	39,075

Total Fixed Charges including deposit interest	$1,468,903	$1,853,110	$2,094,468	$2,867,595	$2,579,735
Total Fixed Charges excluding deposit interest	$1,240,270	$1,212,561	$1,142,880	$1,240,280	$1,207,538
Earnings
Income before taxes	$1,018,985	$(1,122,899)	$(1,633,634)	$(1,409,712)	$19,131
Minority interest expense (Grossed up for taxes)	—	—	—	—	—
Less: Preference Security Dividends	—	—	—	—	—
Minority interest expense (pre-tax)
Total fixed charges including deposit interest	$1,468,903	$1,853,110	$2,094,468	$2,867,595	$2,579,735

Total earnings including deposit interest in fixed charges	$2,487,888	$730,211	$460,834	$1,457,883	$2,598,866
Less: Deposit interest	(228,633)	(640,549)	(951,588)	(1,627,315)	(1,372,197)

Total earnings excluding deposit interest in fixed charges	$2,259,255	$89,662	$(490,754)	$(169,432)	$1,226,669
Ratios or Deficiency
Earnings/fixed charges
Including interest on deposits	1.69	0.39	0.22	0.51	1.01
Excluding interest on deposits	1.82	0.07	(0.43)	(0.14)	1.02
Deficiency in earnings to fixed charges including deposits	N/A	1,122,899	1,633,634	1,409,712	N/A
Deficiency in earnings to fixed charges excluding deposits	N/A	1,122,899	1,633,634	1,409,712	N/A
Details of Components of rent expense
Rent Expense	$126,608	$117,729	$118,334	$117,685	$105,489
less Sale-leaseback rent	27,151	27,151	27,151	27,151	27,151

Net	99,457	90,578	91,183	90,534	78,338
1/3 of rent expense	33,152	30,193	30,394	30,178	26,113
+ sale-leaseback interest	12,962	12,962	12,962	12,962	12,962

	$46,114	$43,155	$43,356	$43,140	$39,075